

December 28, 2012

Via E-mail
Mr. Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park
Abbott Park, IL 60064

Re: **Abbott Laboratories**
          Item 4.01 Form 8-K dated December 14, 2012
          Filed December 20, 2012
          File No. 001-02189

Dear Mr. Freyman:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

1. Please confirm that you will amend this Item 4.01 8-K to:
   - Disclose the effective date of the dismissal of Deloitte & Touche LLP once they have completed their audit services for the fiscal year ending December 31, 2012 and the filing of the Company's 2012 annual report on Form 10-K; and
   - Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

2. Regarding your disclosure under paragraph (b) Newly Appointed Independent Registered Public Accountant, you indicate that Ernst & Young LLP will perform audit services beginning with the fiscal year ending December 31, 2014. Please confirm that December 31, 2014 is the correct audit period ending and, if so, please tell us who will perform audit services beginning with the fiscal year ending December 31, 2013 and where the related disclosures have been provided. If the audit period ending was incorrectly presented, please tell us the correct date and revise in your amended filing.

3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Deloitte & Touche, LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant